File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2006

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]              Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Information dated April 20, 2006

Press Information

Vitro's Subsidiary in Central America
Acquires Vidrios Panameños, S. A.

• Consolidates and expands its strategic position in Central America and the Caribbean.

Garza Garcia, Nuevo Leon, Mexico, April 20, 2006.- Vitro, S.A. de C.V. (NYSE: VTO and BMV: VITROA) announced that in a joint effort with its Central American partners and through its subsidiary Empresas Comegua, S.A., commercially known as Grupo Vidriero Centroamericano (VICAL), has completed the acquisition of the majority of shares of Vidrios Panameños, S.A. (VIPASA), the leading Panama-based glass containers Company.

Through this acquisition in which Violy & Co. performed as financial strategic advisor, VICAL owns approximately 96 per cent of the VIPASA outstanding shares.

Federico Sada G., Vitro’s CEO said “this is an extraordinary opportunity to consolidate Vitro’s presence in the Central American and the Caribbean glass containers market, and demonstrates our commitment to take advantage of investment opportunities for our core businesses”.

Since 1964 Vitro is partner of VICAL, Central America’s and the Caribbean leading glass containers manufacturing company with production facilities in Guatemala and Costa Rica. The company accounts with the most important companies in the region as customers, mainly serving soda bottling companies, beer, as well as liquor, food and pharmaceutical industries.

VIPASA is the largest and most important glass containers company manufacturer for the beverages, liquor, food and pharmaceutical industries in Panama and exports to more than 15 countries in the American continent. The company’s sales in 2005 reached $23 million dollars.

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in three principal businesses: flat glass, glass containers and glassware. Its subsidiaries serve multiple product markets, including construction and automotive glass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers; glassware for commercial, industrial and retail uses. Vitro also produces raw materials and equipment and capital goods for industrial use, which are vertically integrated in the Glass Containers business unit. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in eight countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide. For further information, please visit our website at: http://www.vitro.com

For further information please contact:

Media Monterrey: Albert Chico Vitro, S. A. de C.V. + (52) 81-8863-1335 achico@vitro.com	Investor Relations Adrian Meouchi / Leticia Vargas Vitro S.A. de C.V. + (52) 81-8863-1350 / 1219 ameouchi@vitro.com lvargasv@vitro.com	U.S. agency Susan Borinelli / Michael Fehle Breakstone Group (646) 452-2336 sborinelli@breakstone-group.com mfehle@breakstone-group.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
       ___________________________
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: April 20, 2006